Filed by SCANA Corporation
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: SCANA Corporation
(Commission File No.: 1- 8809)

CONFIDENTIAL
MEMORANDUM
TO:        Southern/Eastern/Abbeville/Camden District Gas Ops Supervisors
DATE:        February 1, 2018
RE:        Union Activity Related to Dominion Merger
Background
We have been provided a copy of a recent IBEW flyer directed to Gas Ops journeymen and apprentices. The flyer discusses the potential merger of SCANA with Dominion. We are providing all of you with copies of this communication (attached). We are also providing these talking points to help supervisors explain to employees that the Dominion merger changes nothing about why employees should remain management represented and should reject union organizing efforts.
As a first step, please go to the Edge (and the merger-related websites to which it links) and review the latest information regarding the potential merger. Please also review the FAQs Dominion has provided to employees. Those FAQs get updated from time to time, so it’s worth going to the Dominion Extranet link on the Edge to keep up with them, but the current version is attached to this memo. After you have reviewed that information, please initiate a conversation with employees using the following talking points and answers to FAQs.
Proactive Talking Points
SCANA wants its supervisors to take a proactive approach to communicating with employees about the Union’s message. Specifically, SCANA asks supervisors to raise the following basic and simple points with employees:

◦	The Union is using this potential merger as a scare tactic. The fact that we may be acquired by Dominion changes nothing about the reasons we have given you for staying management-represented.

◦
By the same token, all the risks of being union-represented still apply, whether SCE&G is owned by Dominion or SCANA. The risks of collective bargaining, strikes, and union dues are still going to be there, merger or no merger.

◦	If you have any questions, please just let us know. We will get you the answers as soon as and as best we can.
Answers to FAQs
After supervisors discuss the proactive talking points above with employees, employees will likely have additional questions. Below are suggested answers to questions supervisors can anticipate being asked:

1.
If we were members of a union, wouldn’t Dominion have to negotiate with us before changing our wages or benefits? Dominion has agreed to honor the terms of the existing collective bargaining agreement, but SCE&G is honoring those terms now, so the merger isn’t changing anything. And, for management-represented employees, Dominion has even agreed not to reduce their pay and to offer them the same or comparable benefits through the end of 2019, giving management-represented employees even more protection than they already have. But the bottom line is that SCE&G will continue to exist after the merger, and the merger changes nothing about all of the reasons why staying management represented is in your best interest.

2.
Wouldn’t our jobs be more secure if we were in a union? Real job security comes from a successful company that provides great service to its customers, not from a union. SCE&G’s CBA with the Union specifically says the Company retains the right to “make all decisions affecting the employer’s business and operations,” including “the right to hire and discharge employees” and “the right to determine how many employees it will employ or retain.” As stated above, that’s the contract that would remain in place after a merger, and you can be sure Dominion would want to retain similar rights in any subsequent contract.

3.
The Union says that we receive less pay and fewer benefits than union-represented employees. Is that true? That is just not true. Your wages and benefits are the same as SCANA’s union journeymen and apprentices, and you don’t have to pay union dues.

4.
The Union is right about Dominion being in this for profit, aren’t they? Dominion is running a business. But so is SCANA! Dominion and SCANA are both publicly traded companies, and both companies have an obligation to their shareholders to pay attention to profits. That doesn’t mean the only thing we see is dollars and cents. We recognize that our people are a valuable asset, and we think Dominion does too. If you do a little research on Dominion, you’ll see that it is generally regarded by its employees as being a good place to work.

Additional Information

In connection with the proposed transaction, Dominion Energy will file a registration statement on Form S-4, which will include a document that serves as a prospectus of Dominion Energy and a proxy statement of SCANA (the “proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A definitive proxy statement/prospectus will be sent to SCANA’s shareholders. Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus free of charge from the SEC’s website (http://www.sec.gov) or from Dominion Energy or SCANA. The documents filed by Dominion Energy with the SEC may be obtained free of charge by directing a request to Dominion Energy, Inc., 120 Tredegar Street, Richmond, Virginia 23219, Attention: Corporate Secretary, Corporate.Secretary@dominionenergy.com, and the documents filed by SCANA with the SEC may be obtained free of charge to SCANA Corporation, 220 Operation Way, Mail Code D133, Cayce, South Carolina 29033, Attention: Office of the Corporate Secretary, BoardInformation@scana.com.

Participants in the Solicitation

Dominion Energy and SCANA and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Dominion Energy’s directors and executive officers is available in Dominion Energy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, in its proxy statement dated March 20, 2017, for its 2017 Annual Meeting of Shareholders, and certain of its Current Reports on Form 8-K. Information about SCANA’s directors and executive officers is available in SCANA’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, in its proxy statement dated March 24, 2017, for its 2017 Annual Meeting of Shareholders and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the transaction when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Dominion Energy or SCANA as indicated above.